# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RYVYL Inc., CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3131 Camino Del Rio North, Suite 1400, San Diego, California (CA), 92108
Date of event which requires filing of this statement: 11/20/2025
Amends the filing with accession number 0001641172-25-016813
Filed by CIK 0002073859
Persons authorized to receive notices and communications: S8 Global Fintech Regtech Fund, 2C Parc D'Activites, Capellen, Luxembourg (N4), 8308, 44 20 7100 5553

## Reporting persons
- S8 Global Fintech & Regtech Fund (CIK 0002073859): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 3,608,485; shared voting power 0; sole dispositive power 3,608,485; shared dispositive power 0; aggregate amount beneficially owned 3,608,485 (9.999% of the class)
  Comment: The percentage in #11 is based on 36,085,978 shares of common stock issued and outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: RYVYL Inc.
Address of issuer's principal executive offices: 3131 Camino Del Rio North, Suite 1400, San Diego, California (CA), 92108
Comment: This Amendment No. 1 to the Schedule 13D supplements and amends the Schedule 13D originally filed by S8 Global Fintech & Regtech Fund (Luxembourg) (the "Reporting Person") with the Securities and Exchange Commission on June 27, 2025.

## Item 2. Identity and Background
Criminal convictions in the last five years: Item 2(d) is amended and restated as follows: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) is amended and restated as follows: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The Reporting Person owns 3,390,354 shares of common stock of the Issuer. The Reporting Person purchased such shares for investment purposes.

The Reporting Person continues to evaluate its investment in the Issuer in light of recent public disclosures concerning the Issuer's proposed merger with RTB Digital Inc. (the "Merger"). Based solely on publicly available information, the Reporting Person has noted certain features of the Merger structure, including (i) the fixed valuation ascribed to RTB Digital Inc. in the Merger Agreement, and (ii) provisions permitting RTB Digital Inc. to undertake additional financing or issue new securities without adjustment to such valuation. The Reporting Person believes that these provisions may have a material impact on the economics of the Merger for existing shareholders.

The Reporting Person may in the future (i) engage in additional discussions with the Issuer's management, directors, or advisors, (ii) engage with other shareholders of the Issuer, (iii) consider additional requests for corporate records under applicable Nevada law, including NRS 78.257, and/or (iv) consider further actions relating to the Issuer, including changes to its voting intentions. Any such actions will depend on numerous factors, including the Issuer's actions, market conditions, and the Reporting Person's ongoing assessment of its investment.

Except as described in this Amendment or in earlier filings, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the matters described in Item 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is amended to include the following: As of the date of this Amendment No.1, the Reporting Person beneficially owns 3,608,485 shares of common stock, representing approximately 9.999% of the outstanding shares of common stock of the Issuer (based on 36,085,978 shares of common stock issued and outstanding as of November 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended to include the following: The Reporting Person engaged in certain additional open market purchase transactions of common stock, as follows: 100,000 shares acquired on June 27, 2025; 14,491 shares acquired on June 30, 2025, and 200,000 shares of common stock on July 16, 2025.

On July 1, 2025, the Reporting Person disposed of 100,000 shares of common stock. As disclosed on Form 4 filed with the SEC on July 3, 2025, the Reporting Person remitted to the Issuer any profits received in connection with the July 1, 2025 sale, in compliance with Section 16(b) of the Securities Exchange Act of 1934.

## Signatures
- S8 Global Fintech & Regtech Fund: /s/ Geraldine Gantenbein, Geraldine Gantenbein, Manager (11/25/2025)